Performance data is based upon past performance, which is no guarantee of future results and assumes the reinvestment of all distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be higher or lower than their original cost. Current performance may be higher or lower than the performance data presented. Investors should carefully consider the investment objectives, risks, charges and expenses of the Thomas White International Fund before investing. This and other important information is contained in the Fund’s prospectus. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. Read the prospectus carefully before investing. To obtain the Fund’s prospectus or performance as of the most recent month end, please call the Thomas White Funds at 1-800-811-0535 or visit our website at www.thomaswhite.com.

As of 9/30/2010, the Thomas White International Fund was rated against the following numbers of U.S.-domiciled Foreign Large Value funds over the following time periods: 287 funds in the last three years, 218 funds in the last five years, and 125 funds in the last 10 years. With respect to these Foreign Large Value funds, the Thomas White International Fund received a Morningstar Rating of four stars, five stars and four stars for the three-, five- and ten-year periods, respectively.

Performance data is based upon past performance, which is no guarantee of future results and assumes the reinvestment of all distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be higher or lower than their original cost. Current performance may be higher or lower than the performance data presented. Investors should carefully consider the investment objectives, risks, charges and expenses of the Thomas White International Fund before investing. This and other important information is contained in the Fund’s prospectus. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. Read the prospectus carefully before investing. To obtain the Fund’s prospectus or performance as of the most recent month end, please call the Thomas White Funds at 1-800-811-0535 or visit our website at www.thomaswhite.com.
As of 9/30/2010, the Thomas White International Fund was rated against the following numbers of U.S.-domiciled Foreign Large Value funds over the following time periods: 287 funds in the last three years, 218 funds in the last five years, and 125 funds in the last 10 years. With respect to these Foreign Large Value funds, the Thomas White International Fund received a Morningstar Rating of four stars, five stars and four stars for the three-, five- and ten-year periods, respectively.